Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 15, 2014

Item 3.	News Release

The press release was disseminated through the services of CNW Group.

Item 4.	Summary of Material Change

The Company announced that it has entered into a US$30 million forward sale contract with Bank of America Merrill Lynch (BAML) on a portion of the Company’s future lead production.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable. +

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 15, 2014

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	April 15, 2014
Frankfurt – FMV

First Majestic Announces US$30M Forward Sale Contract on Lead Production

First Majestic Silver Corp. (“First Majestic” or the “Company”) (TSX - FR, NYSE - AG) is pleased to announce that it has entered into a US$30 million forward sale contract with Bank of America Merrill Lynch (BAML) on a portion of the Company’s future lead production. All amounts are in U.S. dollars unless stated otherwise.

The Company executed this forward sale contract for 15,911.3 metric tonnes (MT) of lead at a fixed price of $0.945 per pound ($2,083/MT) for total proceeds of $30 million. The contract term is valid from April 2014 to September 2017, with a six-month repayment holiday from April to September 2014. The forward sale contract is financially settled from the sale of lead from any of First Majestic’s operations and represents approximately 35% of the Company’s total estimated future lead production over this period. The repayment terms carry an interest charge based on the one year LIBOR rate plus 350 basis points. The purpose of this prepayment contract is to fund the Company’s continuing expansion plans and for general working capital.

This forward sale contract is in addition to the $50 million forward sale agreement announced in December 2012 for a portion of the Company’s lead and zinc production to be delivered into by July 2016. The previous forward sale agreement was executed for 12,157.6 MT of lead at $1.01/lb ($2,236/MT) and 13,175.8 MT of zinc at $0.96/lb ($2,116/MT). To date, 2,076.4 MT of lead and 2,173.9 MT of zinc have been delivered into this earlier contract. Following today’s announcement, the Company is committed to repay a remaining balance totalling 25,992.5 MT of lead (averaging $0.972/lb or $2,143/MT) and 11,001.9 MT of zinc. The Company is now hedged to the extent of 52% of its estimated lead production to September 2017 and remains 49% hedged on its estimated zinc production to July 2016.

Keith Neumeyer, President and CEO of First Majestic, comments: “We are pleased to have executed this contract with BAML which allows us to top up our treasury without diluting our shareholders. We decided to exclude any future zinc production from this agreement as ongoing global supply issues could put upward pressure on the price of zinc in the coming years. Furthermore, we remain committed to offering investors full leverage on our future silver production as we have no intentions of ever hedging silver.”

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.